Press Release – 20th April 2007

LONDON, United Kingdom: Crew Gold Corporation ("Crew" or "the Company") (TSX: CRU) (OSE: CRU) (Frankfurt: KNC) (OTC-BB-Other; CRUGF.PK) today announced:-

Updated Mineral Resource and Reserve for Nalunaq Gold Mine as at 31 December, 2006

Crew is pleased to provide an update of mineral resources and reserves at the Nalunaq Gold Mine (“NGM”) joint venture in South Greenland (Crew, 82.5% equity).

The 2006 surface drilling program, combined with new underground development, has provided the basis for updating of resources and the first reporting of ore reserves for this operation. The results show that last year’s program has maintained the operation’s approximate 10 year resource inventory (at current production rates) and delivered a modest 7% increase to Indicated Resources, in spite of depletion due to mining operations.

The majority of Resources at NGM are classified as Inferred, due to the narrow-vein, nuggety nature of the deposit, whereby drilling alone does not provide reliable grade estimation. Measured and Indicated Resources are only defined after underground drifting on structure and detailed sampling has been completed.

Total Inferred Resources have been estimated at 1.5 million tonnes at approximately 17 g/t gold (“Au”) (diluted to 1.5m assumed mining width and zero cut-off grade) containing approximately 823,000 ounces gold. Inferred Resources are defined on the basis of a potentially mineralized area, defined by regular drilling intercepts, and excluding areas where more closely spaced sampling and underground development has allowed for classification of indicated resources. All Inferred Resources have been subject to reduction by assuming 40-50% payability within the areas defined by drilling intercepts and surface sampling. The grade is assumed to be similar to the average of previously recovered ore, within a range of 16-21 g/t, as the drill intercepts appear to show a similar level of variability as the earlier resources.

To date, a total of 172 surface diamond drill holes, totalling 30,443 m of core have been drilled in the deposit (Figures 1 and 2). The Inferred Resource areas comprise the Target Block, the Upper and the South Blocks as well as the Mountain Block, where resources have been inferred on the basis of continuous outcrops. Surface channel sampling has been conducted over 2,000 m of exposed mountain outcrop, on average in 1-meter intervals along the East face (Target and Upper blocks) and between 20-40 m intervals on the Mountain Block.

Indicated Resources total 535,000 tonnes at 18 g/t for approximately 315,000 oz gold and are based on data derived from underground drifting and systematic sampling at 1-3 m intervals. Indicated resources have a payability factor of 80% recoverable, in line with previous production performance. A total of 5,000 m of on-vein development has been completed in strike drives and raises within the Main Vein structure. A total of 2,440 channel and chip samples have been collected during the exploration stages and a further 3,400 chip samples have been taken in the faces of strike drives and slot raises since production commenced in 2004.

Indicated and Inferred Resources at Nalunaq are summarized in Table 1. The most significant difference to previous estimates is that Indicated Resources are now included from the Upper Block. This is due to the fact that mining development has advanced into this area and therefore activated substantial indicated resources, which are based on continuous sampling along surface outcrops. In addition, a small contribution is added from underground development near the 500 m level. The South Block is slightly expanded due to new underground development while the Target Block shows a reduction of approximately 50,000 ounces, largely due to mining depletion.

For the complete file please go to:

http://www.crewdev.com/pdf/CRU_NR200407_NalunaqResources2006.pdf

Jan A Vestrum

         President and CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as “believes”, “anticipates”, “continue”, “could”, “expects”, “indicates”, “plans”, “will”, “may”, “projects”, “would” or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew’s actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading “Risks and Uncertainties” in Crew’s Annual Information Form dated October 10, 2006, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

www.crewgold.com

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